FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number   0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____


TEVA PHARMACEUTICAL INDUSTRIES LTD.
www.tevapharm.com

August 19, 2008

Dear Shareholder,

You are cordially invited to attend a Special Meeting of Shareholders of Teva Pharmaceutical Industries Limited, to be held at the Company's executive offices at 5 Basel Street, Petach Tikva, Israel, on September 25, 2008 at 16:00 p.m. local time.
At the Special Meeting, shareholders will be asked to consider and vote on the matter listed in the enclosed Notice of Special Meeting of Shareholders. The matter relates to the appointment of Mr. Joseph (Yosi) Nitzani as a statutory independent director (as defined below) for a term of three years. Teva's Board of Directors recommends a vote **FOR** the proposal listed in the Notice.

We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of Teva ADRs will receive voting instruction cards from The Bank of New York Mellon, the depositary of the ADRs, which will enable them to instruct The Bank of New York Mellon on how to vote the Teva ordinary shares represented by their ADRs with regard to the proposal listed in the Notice.
Accordingly, please sign and date the enclosed voting instruction card at your earliest convenience and mail it in the envelope provided.

Thank you for your cooperation.

Sincerely,
Eli Hurvitz
Chairman of the Board

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notice of Special Meeting of Shareholders
Notice is hereby given that a Special Meeting of Shareholders of Teva Pharmaceutical Industries Limited will be held at the Company's executive offices at 5 Basel Street, Petach Tikva, Israel on September 25, 2008, at 16:00 p.m. local time.

The agenda for the Special Meeting is to adopt the following resolution:
1. To appoint Mr. Joseph (Yosi) Nitzani as a statutory independent director (as defined below) for a term of three years.

Only shareholders of record at the close of business on August 18, 2008 will be entitled to this notice of, and to vote at, this Special Meeting. Should no legal quorum be present one half hour after the time set for this Special Meeting, the meeting shall be adjourned to one week from that day, at the same time and place.

By Order of the Board of Directors,

TEVA PHARMACEUTICAL INDUSTRIES
LIMITED
Uzi Karniel, Adv.
Corporate Secretary

The Special Meeting

A Special Meeting of Shareholders of the Company will be held at the Company's executive offices at 5 Basel Street, Petach
Tikva, Israel on September 25, 2008, at 16:00 p.m. local time.

Record Date; Shareholders Entitled to Vote

Only shareholders of record at the close of business on August 18, 2008 will be entitled to notice of, and to vote at this Special
Meeting, and any adjournments or postponements thereof. At such time, each issued and outstanding ordinary share, par value NIS
0.1 per share, shall be entitled to one vote on the matter submitted at this Special Meeting.

Quorum, Required Vote and Voting Procedures

At least two shareholders who are present at this Special Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company, are necessary to constitute a legal quorum.

The election of Mr. Joseph (Yosi) Nitzani as a statutory independent director, is subject to approval by the majority of the votes cast at the meeting and the satisfaction of one of the following additional conditions: (i) the majority of the votes cast at the meeting and voting in favor must include at least one-third of the votes of shareholders who are not controlling persons (as defined in the Israeli Companies Law) participating at the meeting, which votes shall not include abstaining votes; or (ii) the total number of objecting votes of shareholders who are not controlling persons must not exceed 1% of the total voting rights in the Company.

Under the terms of the Depositary Agreement among Teva and The Bank of New York Mellon, which acts as the Depositary, and the holders of the Company's American Depositary Receipts ("*ADRs*"), the Depositary shall endeavor (insofar as is practicable and in accordance with the Articles of Association of the Company) to vote or cause to be voted the number of ordinary shares represented by ADRs in accordance with the instructions provided by the holders of ADRs to the Depositary. If instructions are not received by the Depositary, the Depositary will give a discretionary proxy for the ordinary shares represented by such ADRs to a person designated by the Company.

Householding of Proxy Materials

Some banks, brokers and other nominee record holders may participate in the practice of "householding" proxy statements and annual reports. This means that only one copy of this proxy statement may have been sent to multiple shareholders in your household.

The Company will promptly deliver a separate copy of this document to you if you write to or call the Company at the following address or phone numbers: Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, phone: 972-3-926-7281,
Attn: Investor Relations, or in the United States, at (215) 591-8912. If you want to receive separate copies of the Company's annual report and proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your
household, you should contact your bank, broker or other nominee record holder, or you may contact the Company at the above address and phone numbers.

Expenses of Solicitation of Proxies
The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing, and mailing of this proxy statement, the proxy card and any additional information furnished to shareholders. The Company may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners. The Company has retained MacKenzie Partners, Inc. to assist with the solicitation of proxies for a fee not to exceed $5,500, plus reimbursable expenses. In addition to solicitation by mail, certain of the Company's directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile and personal interviews.

Statutory Independent Directors/Financial Experts
Under the Israeli Companies Law, publicly held Israeli companies such as Teva are required to nominate and elect at least two directors who are required to meet the independence criteria of the Israeli Companies Law ("*statutory independent directors*"), who must serve on the audit committee. All other Board committees (other than committees constituted solely as advisory committees) must include at least one such statutory independent director. The statutory independent directors are appointed at shareholders'
meetings and must meet certain non-affiliation criteria—all as provided under Israeli law. A statutory independent director is appointed for an initial term of three consecutive years, and may be reappointed in companies like Teva for additional three-year terms, subject to certain conditions (including approval by Teva shareholders at a general meeting) as provided under Israeli regulations. Regulations promulgated under Israeli law set the compensation that may be paid to statutory independent directors.
Dr. Leora (Rubin) Meridor and Prof. Gabriela Shalev currently serve as Teva's two statutory independent directors.


TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Eyal Desheh
                                           Name: Eyal Desheh
                                           Title: Chief Financial Officer

Date: August 19, 2008